SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rhino Resource Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

76218Y 10 3
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT
(203) 862-7012
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford Capital LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,482,278 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,482,278 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,482,278 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 70.32%**
14	Type of Reporting Person PN

*           Amount of securities beneficially owned includes 8,023,053 common units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 11,459,225 subordinated units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”).  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).
**           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford GP LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,482,278 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,482,278 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,482,278 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 70.32%**
14	Type of Reporting Person OO
 *           Amount of securities beneficially owned includes 8,023,053 Common Units and 11,459,225 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Charles E. Davidson
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 492,991 units*
	8	Shared Voting Power 19,482,278 units
	9	Sole Dispositive Power 492,991 units*
	10	Shared Dispositive Power 19,482,278 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,975,269 units**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.10%***
14	Type of Reporting Person IN

*           Amount of securities with sole voting and dispositive power owned includes 202,842 Common Units and 290,149 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Amount of securities beneficially owned includes 8,225,895 Common Units and 11,749,374 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
***           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Joseph M. Jacobs
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 118,096 units*
	8	Shared Voting Power 19,482,278 units
	9	Sole Dispositive Power 118,096 units*
	10	Shared Dispositive Power 19,482,278 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,600,374 units**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 70.75%***
14	Type of Reporting Person IN
 *           Amount of securities with sole voting and dispositive power owned includes 48,590 Common Units and 69,506 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Amount of securities beneficially owned includes 8,071,643 Common Units and 11,528,731 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
***           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Energy Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 18,576,189 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 18,576,189 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 18,576,189 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.05%**
14	Type of Reporting Person HC
 *           Amount of securities beneficially owned includes 7,643,051 Common Units and 10,933,138 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Resource Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 893,859 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 893,859 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 893,859 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.23%**
14	Type of Reporting Person HC
 *           Amount of securities beneficially owned includes 367,772 Common Units and 526,087 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,308,370 Common Units and 12,397,000 Sub Units for a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011.

CUSIP No. 76218Y 10 3

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D (the “Statement”) initially filed on February 14, 2011 with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 1, the Statement, as amended as provided above, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety with the following:

(a) This Statement is filed by:

(i)  Rhino Energy Holdings LLC (“Rhino Holdings”), a Delaware limited liability company, with respect to the Common Units directly beneficially owned by it;

(ii)  Rhino Resource Holdings LLC (“Resource Holdings”), a Delaware limited liability company, with respect to the Common Units directly beneficially owned by it;

(iii) Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, the manager of Rhino Holdings and Resource Holdings;

(iv)  Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, the general partner of Wexford Capital;

(v)  Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

(vi)  Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c) Rhino Holdings and Resource Holdings are holding companies managed by Wexford Capital.  Wexford Capital is an investment advisor registered with the Securities and Exchange Commission, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Wexford Capital is a Delaware limited partnership.  Wexford GP, Rhino Holdings and Resource Holdings are each a Delaware limited liability company.  Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 3.  Sources and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following:

On November 3, 2011, Wexford Capital, on behalf of the services of Wexford Capital-affiliated directors on the board of directors of the General Partner, was granted an additional 6,130 common units subject to the terms and conditions set forth in Rhino’s Long-Term Incentive Plan. These additional units are subject to vesting as follows: 1,535 units vested on the grant date, 1,535 units vested on January 1, 2012, 1,530 units will vest on April 1, 2012 and 1,530 units will vest on July 1, 2012.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 27,705,370 Units outstanding as of November 11, 2011, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed by the Partnership with the SEC on November 14, 2011) are as follows:

Rhino Energy Holdings LLC
a)	Amount beneficially owned: 18,576,189 Percentage: 67.05%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote: 18,576,189
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 18,576,189

Rhino Resource Holdings LLC
a)	Amount beneficially owned: 893,859	Percentage: 3.23%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote: 893,859
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 893,859

Wexford Capital LP
a)	Amount beneficially owned: 19,482,278 Percentage: 70.32%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 19,482,278
ii.	Shared power to vote or to direct the vote:
iii.	Sole power to dispose or to direct the disposition of: 19,482,278
iv.	Shared power to dispose or to direct the disposition of:

Wexford GP LLC
a)	Amount beneficially owned: 19,482,278 Percentage: 70.32%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 19,482,278
ii.	Shared power to vote or to direct the vote:
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 19,482,278

Charles E. Davidson
a)	Amount beneficially owned: 19,975,269 Percentage: 72.10%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 492,991
ii.	Shared power to vote or to direct the vote: 19,482,278
iii.	Sole power to dispose or to direct the disposition of: 492,991
iv.	Shared power to dispose or to direct the disposition of: 19,482,278

Joseph M. Jacobs
a)	Amount beneficially owned: 19,600,374 Percentage: 70.75%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 118,096
ii.	Shared power to vote or to direct the vote: 19,482,278
iii.	Sole power to dispose or to direct the disposition of: 118,096
iv.	Shared power to dispose or to direct the disposition of: 19,482,278

The total Units reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the Units reported as beneficially owned by Rhino Holdings and Resource Holdings. Wexford Capital serves as manager for Rhino Holdings and Resource Holdings and as such may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings and Resource Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Wexford GP, as the general partner of Wexford Capital, may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings and Resource Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Messrs. Davidson and Jacobs, as the controlling persons of Wexford GP, may be deemed to share beneficial ownership of any Units beneficially owned by Rhino Holdings and Resource Holdings for which Wexford Capital serves as manager, but each disclaims such beneficial ownership to the extent such beneficial ownership exceeds their respective pecuniary interests.

(c) On December 30, 2011, Rhino Holdings made an in-kind distribution of 904,645 Common Units and 1,294,060 Sub Units to certain of its investors.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit G	Joint Filing Agreement superseding the Joint Filing Agreement filed as Exhibit A to the Statement.

CUSIP No. 76218Y 10 3

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2012	Company Name
RHINO ENERGY HOLDINGS LLC
	By:	Wexford Capital LP, its Manager
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

RHINO RESOURCE HOLDINGS LLC
	By:	Wexford Capital LP, its Manager
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Jospeh M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Exhibit A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Rhino Resource Partners LP.

Date: January 5, 2012	Company Name
RHINO ENERGY HOLDINGS LLC
	By:	Wexford Capital LP, its Manager
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

RHINO RESOURCE HOLDINGS LLC
	By:	Wexford Capital LP, its Manager
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON